Exhibit 99.1

Dominion Diamond Corporation Reports Approval of Jay Project Environmental Assessment

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--May 19, 2016--Dominion Diamond Corporation (TSX:DDC, NYSE:DDC) (the “Company” or “Dominion”) is pleased to report that the Minister of Lands of the Government of the Northwest Territories (“GNWT”), the Honourable Robert C. McLeod, has accepted the recommendations of the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”), that the Jay Project be approved, subject to the measures described in the Report of Environmental Assessment.

Dominion will file water licence and land use permit applications shortly, beginning the final step in the environmental approval of the project. The Record of Decision can be found at:
http://reviewboard.ca/upload/project_document/EA1314-01_Minister_s_Decision_on_the_Report_of_Environmental_Assessment_and_Reasons_for_Decision_for_the_Dominion_Diamond_Ekati_Corporation_Jay_Project.PDF

Brendan Bell, Chief Executive Officer, commented, “This is an important milestone for Dominion and for the Northern economy. Dominion thanks Minister McLeod and the GNWT for their work and looks forward to a timely completion of the permitting process.”

Jay is the most significant undeveloped deposit at Ekati. Jay alone has the potential to extend the mine life approximately 10 to 11 years beyond the current projected closure of Ekati. The Company expects to publish a feasibility study on the Jay Project later this month.

About Dominion Diamond Corporation

Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada where the Company also has its head office. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca.

CONTACT:
Dominion Diamond Corporation
Investor Relations
Ms. Kelley Stamm, 416-205-4380
Manager, Investor Relations
kstamm@ddcorp.ca
or
Media Relations
Ms. Laura Worsley-Brown, 867-669-6105
Senior Advisor, External Relations
laura.worsley-brown@ekati.ddcorp.ca